FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

Fosters Brewing

SUPPL

With Compliments

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme **Australian Leisure and Hospitality Group Limited**
ACN/ARSN **067 391 511**

1. Details of substantial holder (1)

Name **Foster's Group Limited (ACN 007 620 886), Carlton and United Breweries Limited (ACN 004 056 106), New Crest Investments Pty Ltd (ACN 004 546 347), Dismin Investments Pty Ltd (ACN 004 153 691), Brewing Holdings Limited (ACN 004 059 394), Brewing Investments Limited (ACN 004 233 005), Power Brewing Company Pty Ltd (ACN 007 246 639), NT Brewery Pty Ltd (ACN 008 559 215) and their related bodies corporate listed in Annexure A ("Substantial Holders")**

ACN/ARSN (if applicable)

The holder became a substantial holder on 11/12/03

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	35,250,000	35,250,000	35,250,000

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Dismin Investments Pty Ltd	Dismin Investments Pty Ltd, a wholly owned subsidiary of Foster's Group Limited (**"Foster's"**) has a legal and beneficial interest in the shares pursuant to the acquisition of securities in ALH pursuant to the Share Sale and Escrow Agreement dated 10 December 2003 between Foster's, Macquarie Equity Capital Market Limited (**"Macquarie"**) and Dismin Investments Pty Ltd, a copy of which is attached as Annexure B. Foster's is also a party to the Underwriting Agreement dated 12 August 2003 together with Macquarie and Australian Leisure & Hospitality Group Limited, the relevant provisions for the purpose of this notice are described in section 5 of this notice, and a copy of which is attached in Annexure C.	35,250,000 ORD
New Crest Investments Pty Ltd	New Crest Investments Pty Ltd (**"New Crest"**) owns all of the shares in Dismin Investments Pty Ltd.	35,250,000 ORD
Carlton and United Breweries Limited	Carlton and United Breweries Limited (**"CUB"**) owns all of the shares in New Crest.	35,250,000 ORD
Foster's Group Limited	Foster's relevant interest in CUB arises pursuant to section 608(1)(b) of the Corporations Act.	35,250,000 ORD
Related bodies corporate listed in Annexure A	Related bodies corporate of Foster's	35,250,000 ORD

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Substantial Holders	Dismin Investments Pty Ltd	Dismin Investments Pty Ltd	35,250,000 ORD

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Substantial Holders	11 December 2003	$2.17 per share (subject to the following). Macquarie Equity Capital Limited (**"Macquarie"**) had the right to allocate up to 35.25 million ordinary shares in ALH at the time of the initial public offering of ALH, proceeds from which are to the account of Foster's. Macquarie was also entitled to purchase up to 10% of ALH's ordinary shares on issue under market stablisation arrangements, at any time within 30 days following the listing of ALH on the ASX. Both of these rights have been exercised in full by Macquarie and the average price paid for the ALH shares by Macquarie was $2.17. Macquarie has delivered to Foster's: - 35.25 million shares in ALH purchased under the market stabilisation arrangements, plus - $11.633 million, being the difference between the original bookbuild sale price ($2.50) and the average price paid under the stabilisation arrangements ($2.17).		35,250,000 ORD

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	The persons listed in section 3 are all related corporations.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
The persons referred to in paragraph 3 and Annexure A	77 Southbank Boulevard, Southbank, Victoria 3006

Signature

print name ROBERT KEITH DUDFIELD capacity ASSISTANT COMPANY SECRETARY.

sign here R.K.Dudfield date 12/12/03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of the relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE A – COPY OF RELATED BODIES CORPORATE

I, Robert Dudfield, certify that the attached copy of the list of related bodies corporate of Foster's Group Limited is a true copy of the original.

R.K. Dudfield
....

Robert Dudfield
Foster's Group Limited

151435 Canada Ltd.

A P John & Sons Pty Ltd

A.C.N. 008 008 526 Pty Ltd

A.C.N. 105 344 965 Limited

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertrieb

Airport Trinity Inc.

Alagon Pty. Ltd.

Alagon Unit Trust

Aldershot Nominees Pty. Ltd.

ALH (Victoria) Pty. Ltd.

ALH (WA) Pty. Ltd.

ALH Property Holdings Pty. Ltd.

ALH Property Trust

Amayana Pty. Ltd.

Amberton Wines Pty. Limited

AML&F Holdings Pty Ltd

Amwex Inc.

Anglemaster Limited

Archana Pty Ltd

Ashwick (NT) No. 2 Pty. Ltd.

Ashwick (NT) No. 7 Pty. Ltd.

Ashwick (Qld.) No. 1 Pty. Ltd.

Ashwick (Qld.) No. 127 Pty. Ltd.

Ashwick (Qld.) No. 129 Pty. Ltd.

Ashwick (Qld.) No. 15 Pty. Ltd.

Ashwick (Qld.) No. 16 Pty. Ltd.

Ashwick (Qld.) No. 167 Pty. Ltd.

Ashwick (Qld.) No. 17 Pty. Ltd.

Ashwick (Qld.) No. 18 Pty. Ltd.

Ashwick (Qld.) No. 29 Pty. Ltd.

Ashwick (Qld.) No. 73 Pty. Ltd.

Ashwick (Qld.) No. 74 Pty. Ltd.

Ashwick (Qld.) No. 83 Pty. Ltd.

Ashwick (Qld.) No. 9 Pty. Ltd.

Ashwick (Qld.) No. 95 Pty. Ltd.

Ashwick (Qld.) No. 96 Pty. Ltd.

Ashwick (Vic.) No. 27 Pty. Ltd.

Ashwick (Vic.) No. 65 Pty. Ltd.

Ashwick (Vic.) No. 75 Pty. Ltd.

Austotel (Victoria Holdings) Pty. Ltd.

Australian Estates Pty Ltd

Australian Hotel & Gaming (Management) Pty Ltd

Australian Hotel & Gaming (Properties) Pty Limited

Australian Hotel & Gaming Corporation Pty Ltd

Australian, Mercantile, Land and Finance Company Pty Ltd

Australian, Mercantile, London Limited

Babble Pty. Ltd.

Bacchus Gate Corp

Balfours Imports Inc

Beringer Blass Italia S.R.L.

Beringer Blass Wine Estates Chile Limitada

Beringer Blass Wine Estates Company

Beringer Blass Wine Estates Holdings, Inc.

Beringer Blass Wine Estates Limited (Europe)

Beringer Blass Wine Estates Limited (NZ)

Beringer Blass Wine Estates Sales Company

Beringer Blass Wines Estates Limited

Beringer Wine Estates Foreign Sales Corporation

Bevcorp Pty. Ltd.

Bilyara Vineyards Pty. Ltd.

Bourse du Vin International B.V.

Bourse du Vin Limited

Brewing Holdings Limited

Brewing Investments Limited

Brewman Group Limited

Brewman TL Limited

Brewtech Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd

Bright Star Investments Limited

Brokenback Pty. Ltd.

Bulmer Australia Limited

Bulmer Harvest Limited

BVI Limited

Cape Schank Wines Pty Ltd

Cardmember Wines Limited

Cardmember Wines Pty. Ltd.

Carlton and United Breweries (N.S.W.) Pty. Limited

Carlton and United Breweries (Queensland) Limited

Carlton and United Breweries (Stator) Pty. Ltd.

Carlton and United Breweries Limited

Carlton Brewery (Fiji) Limited

Carlton Brewery Hotels (N.R.) Pty. Limited

Carlton Brewery Hotels (Victoria) Pty. Ltd.

Carlton Brewery Hotels Pty. Ltd.

Carter and Associates (2000) Limited

Cascade Brewery Company Pty. Ltd.

Cellar Door Direct GmbH

Cellar Door Direct Limited

Cellar Door Direct Pty. Limited

Cellarmaster Wines (UK) Limited

Cellarmaster Wines Europe B.V.

Cellarmaster Wines Germany GmbH

Cellarmaster Wines Holdings (UK) Limited

Cellarmaster Wines Limited

Cellarmaster Wines Pty Limited

Cellarmaster Wines S.A

Cellarmasters GmbH

Classic Packaging Pty Limited

CNAB Pty Ltd

Craigburn Land Co. Pty. Ltd.

Craigburn Property Pty. Ltd

Crintana Pty. Ltd.

Crosswhite Investments Limited

CSB Pty. Ltd.

Data Co-ordination Centre Inc. - The Wine Exchange

Demener Pty. Ltd.

Dennys Strachan Mercantile Pty Ltd

Derel ESC Limited

Derel QGGA Pty. Ltd.

Dismin Investments Pty. Ltd.

Dreamgame Limited

EFG Australia Limited

EFG Finance Leasing Limited

EFG Holdings (USA) Inc.

EFG Investments Limited

EFG Properties Inc.

EFG Securities Limited

EFG Treasury Pty. Limited

ELFIC Limited

Elstone Developments Pty Ltd

ESG (Enterprises) BV

ESG (Enterprises) NV

Etude Wines, Inc.

Ewines Pty Limited

FBG (UK) Limited

FBG Brewery Holdings UK Limited

FBG Canada Limited

FBG Finance Limited

FBG Holdings (UK) Limited

FBG Incentive Pty. Ltd.

FBG India Holdings Limited

FBG International Limited

FBG Investments Pty. Ltd.

FBG Treasury (Aust.) Limited

FBG Treasury (Europe) BV

FBG Treasury (NZ) Limited

FBG Treasury (UK) PLC

FBG Treasury (USA) Inc.

FBG Vietnam Holdings Pty. Ltd.

FGL Employee Share Plan Pty Ltd

Filehaze Pty. Ltd.

Finnews Pty. Ltd.

Foster's (Cambodia) Ltd

Foster's Brewing Group (U.S.A.) Limited

Foster's Brewing Group Limited

Foster's China Limited

Foster's Danang Limited

Foster's Finance Corp.

Foster's Group Cambodia Holdings Pty Ltd

Foster's Group Canada Inc.

Foster's Group Limited

Foster's Group New Zealand Limited

Foster's India Limited

Foster's International (N.Z) Pty Limited

Foster's Tien Giang Limited

Fosters Vietnam Limited

Galemaze Pty. Ltd.

Ghalias (BBA) Limited

Graf von Rudesheim (Germany)

Grand Cru Expertise 'De Belgische Wijnbeurs' N.V.

Grand Cru Expertise 'De Nederlandse Wijnbeurs' B.V.

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

H. Jones & Co. Pty. Ltd.

H. Maximilian Pallhuber GmbH & Co. KG

H. P. Bulmer (Overseas Holdings) Limited

Herve Lu Puy (France)

Herve Lu Puy (Switzerland)

Highlands Craigieburn Pty. Ltd

Hotel (FP) Pty. Ltd.

Kangaroo Ridge Wine Company Pty Ltd

Kangaroo Ridge Wines Europe Limited

Kawana Beach Pty. Ltd

Kawana Central Pty. Ltd

Kawana Industrial Park Pty. Ltd

Kawana Island Pty. Ltd

Kawana Lakes Pty. Ltd

Korsan Pty Ltd

Krondorf Wines Pty. Ltd.

Lachlan Valley Unit Trust

Lensworth Beachmere Pty. Ltd.

Lensworth Bells Creek Pty Ltd

Lensworth Bellvista Pty. Ltd.

Lensworth Buddina Pty. Ltd.

Lensworth Caboolture Waters Pty Ltd

Lensworth Caloundra Downs Pty. Ltd.

Lensworth Funds Management Limited

Lensworth Glenmore Park Limited

Lensworth Group Limited

Lensworth Highlands Craigieburn Pty. Ltd.

Lensworth Highlands Pty Ltd

Lensworth Kawana Waters Pty. Limited

Lensworth Lake Doonella Pty Ltd

Lensworth North Lakes Development Pty. Ltd.

Lensworth North Lakes Marketing Pty. Ltd.

Lensworth North Lakes Pty Ltd

Lensworth North Lakes Sales Pty. Ltd.

Lensworth Realty Pty. Ltd

Lensworth Services Pty. Ltd.

Lensworth Wallarah Peninsula Pty. Ltd.

Liana Cottage Pty Ltd

Maglieri Wines Pty Ltd

Masthead Brewing Company Pty Ltd

Matua Finance Limited

Matua Valley Wines Limited

MBBC Limited

MBL Packaging Pty. Ltd.

Mega Corporation Pty Ltd

Mega Management Pty Ltd

Mega Properties No 2 Pty Ltd

Mega Properties Pty Ltd

Melbourne Brewery Company Pty. Ltd.

Mildara Blass Holdings Inc

Mildara Blass Inc.

Mildara Blass Wines Inc.

Mildara Holdings Pty Limited

Moorabbin Junction Pty. Ltd.

N.T. Brewery Pty Ltd

Navistar Group Limited

Nellie Products Pty Ltd

New Crest Investments Pty. Ltd.

Nexday Europe B.V.

Nexday Pty. Limited

North Lakes Marketing Consultancy Trust

North Lakes Marketing Pty. Ltd.

North Lakes Sales Agency Trust

North Lakes Sales Pty. Ltd.

North Napa Land Co.

Norwood Beach Pty. Ltd.

Nova Glen Pty Ltd

Oakland Glen Pty Ltd

Oakley Park Pty. Ltd.

Paracor Finance Inc.

Pekrove Pty. Ltd.

Pica Finance Limited

Pica Group Limited

Pica Nominees Pty. Ltd.

Pitt, Son & Badgery Pty Ltd

Power Brewing Company Pty Ltd

Premium Land, Inc.

Primedan Pty. Ltd.

Queensland Breweries (Sales) Pty. Ltd.

Queensland Breweries Pty. Ltd.

Rimpacific Shipping (UK) Ltd.

Robertsons Well Pty. Ltd.

Robertsons Well Unit Trust

Rothbury Denman Pty. Ltd.

Rothbury Sales Pty. Ltd.

Rothbury Vineyards Pty. Ltd.

Rothbury Wines Pty. Ltd.

Rumar International Limited

Samoa Breweries Limited

Sarl Les Crus Prevendus SADCS

Savirak Pty. Ltd.

Seeton Pty. Ltd.

Shanghai Foster's Brewery Ltd

Sharden Lodge Pty Ltd

Shingle Peak Wines Limited

Silvester Brothers (AMH) Pty. Limited

Silvester Brothers (AMHUK) Limited

Silvester Brothers Pty. Limited

Societe of Bouteillage of Beaujolais Macon and Bourgogne

Somar Pty Ltd

South Pacific Distilleries Limited

'St. Maximilian' Wein-Export Gesellschaft m.b.H., Vienna

Stamford Hotel Pty. Ltd.

Telemasters Limited

T'Gallant Winemakers Pty Ltd

The Australian Pubco (NSW) Pty. Ltd.

The Australian Wine Club Pty. Ltd.

The Ballarat Brewing Company Limited

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty Ltd

The Continental Wines and Spirits Company (NZ) Limited

The Foster Brewing Company Pty. Ltd.

The Redback Brewery (Hotel) Trust

The Redback Brewery (Property) Trust

The Redback Brewery Trust

The Rothbury Estate Pty. Ltd.

The Shamrock Brewing Company Pty. Ltd.

The Wine Exchange Limited

The Wine Planet International Pty Limited

Tibsco Limited

Tibsco Pensions Limited

Totalservice.com.au Pty Ltd

Traclon (No. 2) Pty. Limited.

VICD - Produtos Em Cortica, LDA

Vicotel Pty. Ltd.

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty Limited

Volz Pty. Ltd.

Voskane Pty Ltd

Waikoukou Vineyards Limited

Werribee Properties (RWDS) Proprietary Limited

Westwools Energy Pty. Ltd.

Whitecross Investments Limited

Windermere Securities Limited

Wine Buzz KK

Wine Planet Holdings Pty Ltd

Wine Planet Technology Pty Limited

Wine Rollover Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall (Aust.) Pty. Limited

Wood Hall Trust Limited

World Wine Gallery GmbH

Yanaba Pty. Ltd.

Yarra Valley Wine Co. Pty. Ltd.

Yarra Valley Wine Holdings Pty. Ltd.

Zedoworth Pty. Limited

Zedozoa Pty. Limited

ANNEXURE B – COPY OF SHARE SALE AND ESCROW AGREEMENT

I, Robert Dudfield certify that the attached copy of the Share Sale and Escrow Agreement between Macquarie Equity Capital Markets Limited, Foster's Group Limited and Dismin Investments Pty Ltd dated 10 December 2003 is a true copy of the original.

R.K. Dudfield
....

Robert Dudfield
Foster's Group Limited

BLAKE DAWSON WALDRON

LAWYERS

Share Sale and Escrow Agreement

Macquarie Equity Capital Markets Limited

ABN 60 001 374 572

Foster's Group Limited

ABN 49 007 620 886

Dismin Investments Pty Limited

ABN 62 004 153 691

Governor Place
225 George Street
Sydney NSW 2000
Telephone: (02) 9258 6000
Fax: (02) 9258 6999

10 December 2003

Ref: EGP.RBD.02-1350-0426

CONTENTS

SHARE SALE AND ESCROW AGREEMENT

DATE 10 December 2003

PARTIES

Macquarie Equity Capital Markets Limited ABN 60 001 374 572 (**Macquarie**)

Foster's Group Limited ABN 49 007 620 886 (**Foster's**)

Dismin Investments Pty Limited ABN 62 004 153 691 (**Dismin**)

RECITALS

A. Macquarie and Foster's are parties to the Underwriting Agreement.

B. Pursuant to clause 10 of the Underwriting Agreement, Foster's granted to Macquarie an option to purchase up to 35,250,000 ordinary shares in the capital of ALH at $2.50 per share. The option may be exercised at any time up to and including 10 December 2003.

C. Pursuant to clause 11 of the Underwriting Agreement, Foster's granted to Macquarie the right to borrow up to 35,250,000 ordinary shares in the capital of ALH. On 6 November 2003, Macquarie borrowed 35,250,000 ordinary shares in the capital of ALH under that clause.

D. On 7 November 2003, Macquarie sold at $2.50 per share the 35,250,000 ordinary shares in the capital of ALH that it had borrowed pursuant to clause 11 of the Underwriting Agreement to enable over-allocations to be made in connection with the Institutional Offer described in the Underwriting Agreement.

E. Dismin is a Wholly-owned Subsidiary of Foster's.

F. Dismin and Macquarie enter into this document for the sale of the Escrow Securities to Dismin.

G. Pursuant to clause 12.2 of the Underwriting Agreement, Foster's has agreed with Macquarie not to allow any of its Subsidiaries to sell, transfer or otherwise dispose of any Escrow Securities or any interest in Escrow Securities.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

ALH means Australian Leisure & Hospitality Group Limited ABN 37 067 391 511

Corporations Act means the Corporations Act 2001 (Cth)

Escrow Commencement Date means 11 December 2003, or such other date agreed in writing between Macquarie and Foster's.

Escrow Expiry Date means 5 November 2004, or such other date agreed in writing between Macquarie and Foster's.

Escrow Securities means 35,250,000 ordinary shares in the capital of ALH.

Foster's Account means the Westpac account nominated in writing by Foster's to Macquarie on or before the date of this agreement.

Purchase Price means $2.17 per Escrow Security.

Subsidiary has the meaning given by section 46.

Underwriting Agreement means the Underwriting Agreement between Macquarie, Foster's and ALH dated 12 August 2003.

Wholly-owned Subsidiary has the meaning given by section 9.

1.2 **Rules for interpreting this document**

Unless the contrary intention appears, a reference in this agreement to:

(a) **(variations or replacement)** a document (including this agreement) includes any variation or replacement of it;

(b) **(clauses, annexures and schedules)** a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c) **(reference to statutes)** a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) **(Corporations Act)** a reference to a section, Part or Division is a reference to a section, Part or Division of the Corporations Act;

(e) **(singular includes plural)** the singular includes the plural and vice versa;

(f) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(g) **(executors, administrators, successors)** a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novating) and assigns;

(h) **(two or more persons)** an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **(jointly and severally)** an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(j) **(reference to a group of persons)** a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(k) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(l) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(m) **(reference to a day)** a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(n) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitations, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind; and

(o) **(time of day)** time is a reference to time in Melbourne.

2. CONSIDERATION

Each party acknowledges that it has received valuable consideration for entering into this document.

3. CONDITIONS PRECEDENT

3.1 Conditions precedent to agreement

Except for this clause 3 (Conditions precedent) and clauses 1 (Interpretation), 2 (Consideration) and 6 (General), this document has no legal force until each of the following conditions is satisfied or waived:

(a) Before the Escrow Commencement Date, Macquarie exercises the option under clause 10.2 of the Underwriting Agreement in respect of a number of shares in ALH equivalent to the number of Escrow Securities.

(b) At the time of the exercise of the option referred to in paragraph (a), Macquarie elects under clause 11.6 of the Underwriting Agreement to offset its obligations under clause 11.5 of the Underwriting Agreement to redeliver a number of shares in ALH equivalent to the number of Escrow Securities against Foster's obligations to deliver to Macquarie shares in ALH purchased on such exercise of the option.

3.2 Direction to pay

Foster's directs Macquarie to pay the exercise price of $2.50 per ALH share arising on an exercise by Macquarie of the option under clause 10 of the Underwriting Agreement as follows:

(a) $2.17 per ALH share to be paid to Dismin on the Escrow Commencement Date by electronic funds transfer to the Foster's Account;

(b) $0.33 per ALH share to be paid to Foster's on the Escrow Commencement Date by electronic funds transfer to the Foster's Account.

3.3 Result of non-satisfaction of conditions

If the conditions referred to in clause 3.1 are not satisfied or waived on or before the Escrow Commencement Date then all rights and obligations under this document, other than rights that accrue before that date, terminate on the day after the Escrow Commencement Date.

4. SALE OF ESCROW SECURITIES

4.1 Sale and purchase

Macquarie agrees to sell the Escrow Securities to Dismin and Dismin agrees to buy the Escrow Securities from Macquarie for the Purchase Price on the terms of this document.

4.2 Transfer of Escrow Securities

On the Escrow Commencement Date:

(a) Macquarie must give Dismin transfers of all the Escrow Securities naming Dismin as transferee which have been duly executed by the holders of the Escrow Securities and are in registrable form.

(b) Dismin must pay the full Purchase Price to Macquarie by electronic funds transfer to an account nominated by Macquarie or in any other form Macquarie and Dismin agree on in writing.

4.3 Set-off

Any amount that is owing by Macquarie to Dismin pursuant to clause 3.2(a) is to be set-off against any amount owing by Dismin to Macquarie under clause 4.2(b).

4.4 No warranties

(a) Macquarie makes no express or implied representation or warranty at all.

(b) To the maximum extent permitted by law, every condition, warranty, term, provision, representation or undertaking (express, implied, written, oral, collateral, statutory or otherwise) is excluded.

4.5 Interest

On the Escrow Commencement Date, Macquarie must pay to Foster's by electronic funds transfer to the Foster's Account an amount equivalent to the interest accrued to Macquarie on the funds held by Macquarie, and not disbursed to Foster's, from the proceeds of the sale at $2.50 per share of the 35,250,000 ordinary shares in the capital of ALH that it had borrowed pursuant to clause 11 of the Underwriting Agreement to enable over-allocations to be made in connection with the Institutional Offer described in the Underwriting Agreement.

5. ESCROW

5.1 12 month lock-up

Following the transfer of the Escrow Securities under clause 4.2, Dismin must not, without the prior written consent of Macquarie, such consent not to be unreasonably withheld or delayed, at any time before the Escrow Expiry Date:

(a) sell, transfer or otherwise dispose of any Escrow Securities or any interest in Escrow Securities;

(b) do anything which would have substantially the economic effect of selling, transferring or otherwise disposing of any Escrow Securities or any interest in Escrow Securities or agree to do any of those things; or

(c) allow any of its Subsidiaries to do any of the foregoing,

provided that:

(d) nothing in the foregoing prevents Dismin from selling, transferring or disposing of Escrow Securities to another entity that is directly or indirectly wholly owned by Foster's and which has given escrow undertakings to Macquarie equivalent, mutatis mutandis (including as regards this paragraph (d)), to those given by Dismin in this clause 3; and

(e) Macquarie agrees to consent to a sale, transfer or disposal pursuant to a takeover bid, scheme of arrangement or other reconstruction proposal where at least one of the following applies:

    (i) the takeover bid, scheme of arrangement or other reconstruction proposal has been recommended by the Board of ALH;

    (ii) in the case of a takeover bid, offers under it are or have become unconditional and the bidder has a relevant interest in at least 50% of ordinary shares in ALH; or

    (iii) in the case of a scheme of arrangement or other reconstruction proposal, it has received all required approvals for implementation and, on implementation, will result in a person having a relevant interest in at least 50% of ordinary shares in ALH.

5.2 Dismin to remain Wholly-owned Subsidiary of Foster's

While Dismin remains the holder of any legal or beneficial interest in the Escrow Securities, Foster's must ensure that Dismin is and remains a Wholly-owned Subsidiary of Foster's at all times during the period from the Escrow Commencement Date to the Escrow Expiry Date.

6. GENERAL

6.1 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

6.2 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

6.3 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising a right or remedy under this agreement.

6.4 Conflict of interest

The parties' rights and remedies under this agreement may be exercised even if this involves a conflict of duty or a party has a personal interest in their exercise.

6.5 Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

6.6 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

6.7 Further assurances

(a) Each party agrees, at its own expense, on the request of the other parties, to do everything reasonably necessary to give effect to this agreement and the transactions contemplated by it, including, but not limited to, the execution of documents.

(b) Each party agrees, at its own expense, on the request of Macquarie, to execute as a deed a document restating the terms of this document.

6.8 Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this document.

6.9 Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

6.10 Severability

If the whole or any part of a provision of this agreement is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this agreement has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this agreement or is contrary to public policy.

6.11 Assignment

The rights and obligations of each party under this document cannot be assigned without the prior written consent of the others which consent can be unreasonably withheld.

6.12 Counterparts

This document may be executed in counterparts.

6.13 Governing law

This document is governed by the law in force in Victoria. Each party submits to the non-exclusive jurisdiction of the courts of Victoria.

EXECUTED as an agreement.

SIGNED, SEALED and DELIVERED for **Macquarie Equity Capital Markets Limited** under power of attorney in the presence of:

[signature]

Signature of witness

ROBERT FINLAY

Name

[signature]

Signature of attorney

GEOFFREY CARRICK

Name

9th ~~10~~ DECEMBER 2003

Date of power of attorney

SIGNED for and on behalf of **Foster's Group Limited**, by its duly authorised representative, in the presence of:

Signature of witness IAN DONALD FRASER SMITH

Name

Signature of authorised representative

PETER A. BOBEFF

Name

EXECUTED by **Dismin Investments Pty Limited**:

Signature of director

GERARD PAUL DEMPSEY

Name

R.K. Dudfield

Signature of ~~director~~/secretary

ROBERT KEITH DUDFIELD.

Name

ANNEXURE C – COPY OF UNDERWRITING AGREEMENT

I, Robert Dudfield certify that the attached copy of the Underwriting Agreement between Macquarie Equity Capital Markets Limited, Foster's Group Limited and ALH Group Pty Limited dated 12 August 2003 is a true copy of the original.

R.K. Dudfield

....

Robert Dudfield
Foster's Group Limited

Underwriting Agreement

Dated

Macquarie Equity Capital Markets Limited (ABN 60 001 374 572) ("Underwriter")
Foster's Group Limited (ABN 49 007 620 886) ("Company")
ALH Group Pty Ltd(ABN 37 067 391 511) ("ALH")

Macquarie Equity Capital Markets Limited
101 Collins Street Melbourne
Victoria 3000

Contents

Underwriting Agreement
Details

Interpretation – definitions are at the end of the General terms

Parties	Underwriter, Company and ALH	
Underwriter	Name	**Macquarie Equity Capital Markets Limited**
	ABN	60 001 374 572
	Address	101 Collins Street Melbourne Victoria 3000
	Telephone	03 9635 9101
	Fax	03 9635 9635
	Attention	Wayne Kent/Geoff Carrick/Rob Finlay
Company	Name	**Foster's Group Limited**
	ABN	49 007 620 886
	Address	Level 5, 77 Southbank Boulevard Southbank Victoria 3006
	Telephone	03 9633 2000
	Fax	03 9633 2002
	Attention	Company Secretary
ALH	Name	**ALH Group Pty Ltd (to be known as Australian Leisure and Hospitality Group Limited**
	ABN	37 067 391 511
	Address	Level 5, 77 Southbank Boulevard Southbank Victoria 3006
	Telephone	03 9633 2000
	Fax	03 9633 2002
	Attention	Company Secretary
Recitals	A	The Company proposes, through its wholly-owned Subsidiary, to offer fully paid ordinary shares in ALH to investors at the Offer Price and for ALH to apply to be admitted to the official list of ASX and for quotation of those shares by ASX.

	B	The Underwriter has agreed to lead manage the Offer and to underwrite the purchase of the Underwritten Securities at the Underwritten Price subject to the terms and conditions of this agreement.
	C	For the purposes of covering over-allocations which may be made in connection with the Institutional Offer and for the purpose of facilitating the Underwriter engaging in market stabilisation activities after the commencement of trading of the Offer Shares on ASX, the Company has agreed to lend Offer Securities to the Underwriter and to grant to the Underwriter an option to purchase Offer Securities on the terms and conditions set out in this agreement.
Business Day place	Melbourne	
Governing law	Victoria	
Date of agreement	See signing page	

General terms

1 Agreement to underwrite

1.1 Underwrite

The Underwriter agrees. subject to clause 2 ("Conditions"), clause 9 ("Relief of Underwriters' Obligations") and clause 17 ("Limitation of liability"), to procure subscribers for the Offer Securities and underwrite the Offer by subscribing for and purchasing itself any Shortfall Securities in accordance with clause 4.2 ("Valid Applications to be lodged").

1.2 Sub-underwrite

The Underwriter may at any time appoint sub-underwriters to sub-underwrite up to the total number of Shortfall Securities and nominate the allottees of all or any of the Shortfall Securities.

2 Conditions

2.1 Conditional obligation of Underwriter

Settlement of the Offer Securities on the Transfer Date and the obligation of the Underwriter to purchase the Shortfall Securities under clause 4.2 ("Valid Applications to be lodged") is conditional on:

(a) the Company becoming capable of accepting applications in accordance with section 727(3) prior to 5.00pm on the Opening Date; and

(b) delivery of the Due Diligence Report to the directors of the Company signed by each member of the Due Diligence Committee before 5pm on the Lodgment Date; and

(c) delivery by PricewaterhouseCoopers to the Underwriter on the Shortfall Notification Date and on the Transfer Date, of letters of PricewaterhouseCoopers addressed to the Underwriter, dated the respective dates of delivery, in form and substance reasonably satisfactory to the Underwriter, containing statements and information of the type customarily included in accountants' "comfort letters" with respect to the financial statements and certain financial information of ALH contained in the Offering Memorandum; and

(d) delivery by the Company and ALH to the Underwriter on the Transfer Date of a Closing Certificate dated the Transfer Date; and

(e) delivery on the Transfer Date, in form and substance reasonably satisfactory to the Underwriter, addressed to the Underwriter and dated the Transfer Date, of:

(i) a legal opinion from Corrs Chambers Westgarth, Australian counsel to the Company, on the Due Diligence Investigations, the Prospectus and such other matters as the Underwriter may reasonably request; and

(ii) a legal opinion from Sullivan & Cromwell, special U.S. counsel to the Company and ALH, with respect to such matters as the Underwriter may reasonably request; and

(iii) a "no-registration opinion" addressed to the Company and ALH as well as the Underwriter from Jones Day, special U.S. counsel to the Underwriter; and

(iv) a tax opinion from PricewaterhouseCoopers, Australian tax counsel to ALH;

(v) an opinion from Grant Samuel in relation to the value of licenses held by ALH; and

(vi) each other report to the Due Diligence Committee or prepared for inclusion in the Prospectus.

2.2 Conditions not satisfied

If any of the conditions precedent in clause 2.1 ("Conditional obligation of Underwriter") are not satisfied by their respective deadlines, the Underwriter (in its absolute and unfettered discretion) may by notice to the Company Terminate this agreement at any time before complying with its obligations under clause 4.2 ("Valid Applications to be lodged").

3 Conduct of the Offer

3.1 Timetable

The Company must conduct the Offer in accordance with the Timetable, unless the Underwriter consents to a variation.

3.2 Support and access

The Company and ALH must provide the full support of and access to ALH's senior executives in the appointment of any sub-underwriters and in the marketing of the Offer, including providing copies of the Information Memorandum to the Underwriter for distribution to prospective sub-underwriters and institutional investors in Australia and Singapore and participating organisations of ASX and a summary of material changes from the Information Memorandum provided by the Underwriter to prospective sub-underwriters and institutional investors to the Prospectus in Australia and Singapore.

3.3 Prospectus

The Company must provide printed copies of the Prospectus and the Offering Memorandum to or as directed by the Underwriter in addition to copies of the Prospectus which will be provided to the shareholders of the Company resident in Australia and New Zealand.

3.4 Allocation

The allocation of Offer Securities between the Retail Offer and the Institutional Offer, and between participants in the Retail Offer and the Institutional Offer, will be determined by the Underwriter after consultation with the Company.

3.5 Valid Applications

Subject to clause 3.4, the Company must accept all Valid Applications for the Offer Securities which are lodged on or before 5.00pm on the Closing Date.

3.6 Transfer

Subject to clause 3.4, the Company must take all necessary and appropriate steps to transfer or procure the transfer on the Transfer Date and at the Offer Price all of the Offer Securities to applicants for those Offer Securities who have lodged Valid Applications.

3.7 Particulars of each application

The Company must direct its securities registry, whenever requested by the Underwriter, to notify the Underwriter of the particulars of each application for Offer Securities received and the number of Offer Securities allotted or to be allotted.

3.8 Shortfall Notice

Before providing a Shortfall Notice under clause 4.1 ("Shortfall Notice and Closing Certificate"), the Company and ALH must:

(a) inform the Underwriter of the number of applications for Offer Securities which are not valid and the grounds on which the Company believes the application is not valid and permit the Underwriter to review those applications; and

(b) in respect of any applications which are not valid only because the Retail Price has been paid by cheque which has not yet cleared:

 (i) use reasonable efforts to maximise the clearance of such cheques; and

 (ii) include the Offer Securities the subject of those applications in the Shortfall Securities only if those applications have not become valid after complying with (i) above.

3.9 Quotation

The Company and ALH must use their reasonable endeavours to procure that official quotation is granted for the Offer Securities on ASX as soon as practicable after the Transfer Date and in accordance with the Prospectus.

3.10 Settlement

To the extent practicable, settlement of the subscription of the Offer Securities will take place on the Transfer Date on a delivery versus payment basis in accordance with the CHESS Rules. The Underwriter or a Related Body Corporate of it will act as a broker under the CHESS Rules and manage settlement on behalf of the Company.

4 Shortfall notification

4.1 Shortfall Notice and Closing Certificate

Not later than 2.00pm on the Shortfall Notification Date, the Company may give the Underwriter a Shortfall Notice. Not later than 2.00pm on the Shortfall Notification Date, the Company must give the Underwriter a Closing Certificate, whether or not the Company gives the Underwriter a Shortfall Notice.

4.2 Valid Applications to be lodged

Not later than 2.00pm on the Transfer Date, the Underwriter must lodge or cause to be lodged with the Company Valid Applications for all of the Shortfall Securities unless the Underwriter has Terminated this agreement under clause 2.2 ("Conditions not satisfied") or clause 9 ("Relief of Underwriter's obligations").

5 Due Diligence Investigations

5.1 Responsibilities

Until Completion, the Company and ALH must:

(a) make such enquiries as are reasonable; and

(b) exercise due diligence,

to ensure that there are no material omissions from the Prospectus and that the statements included in the Prospectus are not misleading or deceptive, and do not become misleading or deceptive.

5.2 Due Diligence Committee

The Company and ALH must establish a Due Diligence Committee to assist in complying with their obligations under clause 5.1 ("Responsibilities").

5.3 Due Diligence Report

The Company and ALH must provide the Underwriter with full and free access to, and on request, copies of the Due Diligence Report and all materials and documents used or created in connection with the Due Diligence Investigations, on receipt of reasonable notice from the Underwriter, and must maintain those materials and documents for at least six years from Completion for that purpose. The Underwriter must keep and must procure that it and its advisers keep confidential all information obtained under this clause 5 ("Due Diligence Investigations"), other than as required by law.

5.4 Access to premises, books and records

The Company and ALH agree to allow the Underwriter and its officers and advisers full and free access to the premises, books and records of the Group and ALH at all reasonable times and on giving reasonable notice:

(a) before the Transfer Date; or

(b) during any regulatory enquiry or litigation proceedings in relation to the Offer.

to enable the Underwriter to obtain any information about the Group and ALH and any matters which the Underwriter reasonably requires in relation to the Offer. The Company and ALH must provide any information, assistance and facilities which the Underwriter reasonably requires for those purposes.

5.5 Supplementary Prospectus

If the Company or ALH forms the view or becomes aware of any matter that would require the Company to lodge a Supplementary Prospectus with ASIC, the Company or ALH must immediately notify the Underwriter of that matter and must if required by the Underwriter as soon as practicable lodge a Supplementary Prospectus with ASIC in a form approved in writing by the Underwriter, such approval not to be unreasonably withheld. Any Supplementary Prospectus must if required by the Underwriter also be despatched by the Company to all recipients of the Prospectus of which the Company or the Underwriter are aware, within 3 Business Days of its lodgment.

6 Representations and warranties

6.1 Representations and warranties by the Company and ALH

Each of the Company and ALH represents and warrants to the Underwriter that:

(a) **(power)** it has power to enter into and comply with all of the terms and conditions of this agreement; and

(b) **(authorisations)** all approvals and authorities that may be required to permit it to enter into this agreement and to perform this agreement in accordance with its terms have been obtained and remain valid and subsisting; and

(c) **(validity of obligations)** this agreement is a valid and binding obligation of it; and

(d) **(Offer Securities)** the Offer Securities will be free from all Encumbrances, other than those provided for in the constitution of ALH: and

(e) **(compliance)** the Prospectus will comply with the Corporations Act and the Listing Rules in all material respects; and

(f) **(Offer Documents and Public Information disclosure)** the Offer Documents and the Public Information will not contain any material statements which are misleading or deceptive (including, without limitation, misleading representations within the meaning of section 728(2)) or any material omissions and the issue and distribution of the Offer Documents or the Public Information will not constitute conduct by any person which is misleading or deceptive in a material respect; and

(g) **(disclosure)** none of the information supplied to the Underwriter by it or on its behalf is misleading or deceptive in a material respect or contains any material omissions; and

(h) **(due diligence)** it has made and will continue until Completion to make reasonable enquiries to ensure that there are no material omissions from the Offer Documents and that the statements included in the Offer Documents are true and not misleading or deceptive in any material respect. and do not become misleading or deceptive in any material respect and do not constitute conduct by any person which is misleading or deceptive in a material respect; and

(i) **(no breach)** it is not in breach of any provision of the Corporations Act to an extent that is material to the Company, ALH or the outcome of the Offer; and

(j) **(eligible for listing)** ALH is eligible under the Listing Rules and other requirements of ASX to be listed on ASX and will not materially breach the Listing Rules in relation to the making of the Offer; and

(k) **(no general solicitation)** none of the Company, ALH or their Affiliates. or any person acting on behalf of any of them (other than the Underwriter any of its Affiliates or any person acting on behalf of any of them), has offered or sold. or will offer or sell, the Offer Securities in the United States using any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, including, but not limited to (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; and

(l) **(no directed selling efforts)** with respect to those Offer Securities sold in reliance on Regulation S under the Securities Act, none of the Company, ALH or their Affiliates, or any person acting on behalf of any of them (other than the Underwriter any of its Affiliates or any person acting on behalf of any of them) has engaged or will engage in any "directed selling efforts" (as such term is defined in Rule 902(c) under the Securities Act); and

(m) **(Rule 144A eligibility)** the Offer Securities are eligible for resale pursuant to Rule 144A under the Securities Act and are not, and will not be, of the same class (within the meaning of Rule 144A(d)(3)(i) under the Securities Act) as securities quoted in a U.S. automated interdealer quotation system or listed on a national securities exchange registered under Section 6 of the U.S. Securities Exchange Act of 1934, as amended; and

(n) **(no "substantial U.S. market interest")** the Company and ALH reasonably believe at the commencement of the offer of the Offer Securities that there is no "substantial U.S. market interest" (as such term is defined in Rule 902(j)(1) under the Securities Act) with respect to ALH's ordinary shares; and

(o) **(no integration)** neither the Company nor ALH has solicited any offer to buy or offered to sell, and will not solicit any offer to buy or offer to sell, in the United States or to any U.S. person (as such term is defined in Rule 902(k) under the Securities Act), any security which is or would be integrated with the sale of the Offer Securities in a manner that would require the Offer Securities to be registered under the Securities Act; and

(p) **(no registration required)** subject to compliance by the Underwriter with its obligations under this agreement, it is not necessary in connection with the initial offer, sale and delivery of the Offer Securities in the manner contemplated by this agreement to register the Offer Securities under the Securities Act; and

(q) **(Investment Company Act)** ALH is not, and upon the allotment of the Offer Securities and the application of the net proceeds from the allotment of the Offer Securities will not be, required to register as an "investment company" under the U.S. Investment Company Act of 1940, as amended; and

(r) **(no stabilisation)** neither the Company nor ALH will make, directly or indirectly, bids or purchases that result in or might reasonably be expected to result in stabilisation or manipulation to the price of ALH's ordinary shares; and

(s) **(PFIC)** ALH is not a "Passive Foreign Investment Company" as defined in section 1297 of the United States Internal Revenue Code of 1986, as amended; and

(t) **(no misstatement or omission)** the Offering Memorandum as of its date and the Transfer Date will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All expressions of opinion, intention or expectation expressed therein are, in all material respects, fair and honestly held as of such dates; and

(u) **(independent accountants)** the accountants who certified the financial statements included in the Offering Memorandum are independent certified public accountants with respect to ALH under Australian Statement of Auditing Practice AUP 32 "Audit Independence" and The Institute of Chartered Accountants in Australia's Code of Professional Conduct; and

(v) **(financial information)**

(1) the audited consolidated financial statements of ALH, together with the related notes, included in the Offering Memorandum, present fairly in all material respects the financial position of ALH and its subsidiaries at the dates indicated and the statement of operations and cash flows of ALH and its subsidiaries for the periods specified. Such financial statements have been prepared in conformity with generally accepted accounting principles in Australia ("Australian GAAP") applied on a consistent basis throughout the periods presented.

(2) the pro forma historical financial statements of ALH and its subsidiaries included in the Prospectus and the Offering Memorandum present fairly in all material respects the financial position of ALH and its subsidiaries as of the dates shown and the financial performance and cash flows for the periods shown in accordance with Australian GAAP and the basis of preparation and assumptions set out in the notes to those statements applied on a consistent basis throughout the periods involved. The assumptions used in preparing the pro forma financial statements included in the Prospectus and the Offering Memorandum provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein. The related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns therein reflect the proper application of those adjustments to the corresponding historical financial statement amounts;

(3) the pro forma summary and selected financial data set forth in the Prospectus and the Offering Memorandum presents fairly on the basis referred to under such caption the information shown therein and has been

compiled on a basis consistent with that of the pro forma financial statements of ALH included in the Prospectus and the Offering Memorandum;

(4) the forecast data and prospective financial information (including the notes thereto and assumptions described therein) included in the Prospectus and the Offering Memorandum:

(i) were made after due and careful inquiry in good faith using assumptions believed by the management of the Company and the directors of the Company to be reasonable in light of the requirements of ASIC Policy Statement 170; and

(ii) have been properly compiled on the bases described therein; and

(w) **(no violations)** ALH is not in violation of its organizational documents or is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, bond, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which ALH is a party or by which it may be bound, or to which any of the assets, properties or operations of ALH is subject, except for such violations or defaults that could not reasonably be expected to have a Material Adverse Effect; and

(x) **(absence of defaults and conflicts)** the execution, delivery and performance of this agreement by the Company and ALH, compliance with all the provisions hereof and the consummation of the transactions contemplated hereby will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of any of the terms or provisions of, or a default under, any organizational document of the Company or ALH or any agreement, indenture or other instrument to which it or any of them is bound, or violate or conflict with any laws, administrative regulations or rulings or court decrees applicable to the Company or ALH or any of their property, except where such conflict, breach, default or violation could not reasonably be expected to have a Material Adverse Effect; and

(y) **(litigation)** there is no pending or threatened proceeding affecting ALH or any of its assets before a court, governmental agency, commission or arbitrator except those in which a decision against it (either alone or together with other decisions) could not reasonably be expected to have a Material Adverse Effect; and

(z) **(insurance)** except as would not have a Material Adverse Effect, ALH is insured by, or is the beneficiary of policies issued by, insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged. All policies of insurance insuring ALH or its businesses, assets, employees, officers and directors are in full force and effect in all material respects. ALH is in compliance with the terms of such policies in all material respects. There are no claims by ALH under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause which, if not paid, could reasonably be expected to have a Material Adverse Effect; and

(aa) **(due authorization)** subject to compliance by the Underwriter with their obligations under this agreement, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or

governmental authority or agency or any stock exchange authority, domestic or foreign, is necessary or required for the due authorization, execution and delivery by the Company and ALH of this agreement or the performance by the Company and ALH of the transactions contemplated under this agreement, except:

(1) as may be required under U.S. state securities (or Blue Sky) laws in connection with the distribution or purchase of the Offer Securities by the Underwriter;

(2) as have been, or may be, obtained from the ASX and ASIC: and

(3) as disclosed in the Offering Memorandum regarding quotation of the Offer Securities on the ASX; and

(bb) **(governmental licenses)** ALH possess such gaming, liquor and other permits, concessions, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate Australian (including state and local) or foreign regulatory agencies or bodies necessary to conduct the business as currently conducted, except for such Governmental Licenses the failure to obtain or maintain which could not reasonably be expected to have a Material Adverse Effect and provided that the Underwriter acknowledges that in the state of New South Wales such licences shall be held by the venue managers on the basis that such licences shall be for the benefit of ALH. Except as could not reasonably be expected to have a Material Adverse Effect, fees due for the Governmental Licenses have been fully paid and ALH has good and valid title to them. Except as could not reasonably be expected to have a Material Adverse Effect, each Governmental License is in full force and effect and neither ALH have received any notice of termination, modification, revocation or default with respect to any Governmental License. Except as could not reasonably be expected to have a Material Adverse Effect, ALH is not in default and no event has occurred that, with notice or lapse of time, would constitute a default in the observance of any term, condition or covenant in any Governmental License; and

(cc) **(leases)** except as could not reasonably be expected to have a Material Adverse Effect , ALH holds leased property under valid and enforceable leases with no exceptions that would materially interfere with the use of such property by ALH provided that the Underwriter acknowledges that leases in respect of the leased property are subject to change of control landlord consent provisions that may create grounds for termination of such leases because of the transactions contemplated in this agreement; and

(dd) **(environmental)** except as could not reasonably be expected to have a Material Adverse Effect , ALH is not in violation of any Australian (including state and local) law or policy or any judicial or administrative order, consent, decree or judgment, including without limitation those relating to:

(1) the protection of human health;

(2) the environment (including ambient air, surface water, groundwater, land surface or subsurface strata);

(3) the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials"), or

(4) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

6.2 Representations and warranties by the Company

The Company represents and warrants to the Underwriter that a wholly-owned subsidiary of the Company has, and immediately prior to the Transfer Date will have, good and valid title to the Offer Securities to be sold by it in the Offer under this agreement. Upon delivery of such Offer Securities and payment therefor pursuant to this agreement, good and valid title to such Offer Securities, free and clear of all Encumbrances other than those provided for in the constitution of ALH, will pass to the purchasers under the Offer.

6.3 True and correct

The Company and ALH further warrant that each of the warranties by it set out in clause 6.1 and 6.2 are true and correct in every respect as at the date of this agreement and will be so at all times before Completion.

6.4 Representations and warranties by the Underwriter

The Underwriter represents and warrants to, and agrees with the Company and ALH that:

(a) it is a QIB or non-U.S. person; and

(b) the Offer Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the Securities Act and applicable U.S. state securities laws; and

(c) such Underwriter, and its Affiliates and any person acting on its behalf, has not solicited offers for or offered to sell, and will not solicit offers for or offer or sell, the Offer Securities in the United States by any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, including, but not limited to (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; and

(d) with respect to offers and sales of Offer Securities within the United States, it, and its Affiliates and any person acting on its behalf, will offer and sell such Offer Securities in the United States only to persons that it reasonably believes to be QIBs; and

(e) with respect to offers and sales outside the United States, such Underwriter and its Affiliates has offered the Offer Securities, and will offer and sell the Offer Securities, only to non-U.S. persons in compliance with Regulation S. With respect to those Offer Securities sold in reliance on Regulation S, none of the Underwriter and its Affiliates or any person acting on any of their behalf has engaged or will engage in any directed selling efforts (as such term is defined in Rule 902(c) under the Securities Act); and

(f) all offers and sales of Offer Securities in the United States by the Underwriter and any of its Affiliates will be effected in accordance with the applicable U.S. broker-dealer requirements; and

(g) such Underwriter, and its Affiliates and any person acting on its behalf, agrees that, at or prior to confirmation of sales of the Offer Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases such Offer Securities from it during the distribution compliance period a confirmation or notice to substantially the following effect:

"The Offer Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Transfer Date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act."; and

(h) it makes the representations, warranties and agreements regarding other jurisdictions that are contained in Schedule 2.

Terms used above have the meaning given to them by Regulation S under the Securities Act.

7 Undertakings by the Company and ALH

7.1 Undertakings by the Company

The Company must:

(a) immediately notify the Underwriter of any breach of any warranty or undertaking given by it under this agreement, the occurrence of any event as set out in clause 9.1 ("Termination events") or the non-satisfaction of any of the conditions in clause 2.1 ("Conditional obligation of Underwriter");

(b) not, before Completion, commit, be involved in or acquiesce in any activity which breaches in any material respect:

(i) the Corporations Act; or

(ii) any other applicable legislation; or

(iii) the Listing Rules; or

(iv) its constitution; or

(v) any legally binding requirement of ASIC or ASX.

(c) not, before Completion, vary any term of its constitution without the prior written consent of the Underwriter to the terms of the variation, such consent not to be unreasonably withheld;

(d) obtain the prior written consent of the Underwriter to the form and content of, and any amendments to, any Offer Documents, such consent not to be unreasonably withheld or delayed; and

(e) not make any material public releases concerning the Offer without the prior written consent of the Underwriter, such consent not to be unreasonably withheld

or delayed, *except* that the Company may disclose such information without the prior consent of the Underwriter if and to the extent such disclosure is required by law, including the ASX Listing Rules, in which case it must notify the Underwriter as soon as practicable after such disclosure has been made; and

(f) use its best endeavours to complete the Offer and transfer Offer Securities in accordance with this agreement.

7.2 Undertakings by ALH

ALH must not:

(a) before Completion, commit, be involved in or acquiesce in any activity which breaches in any material respect:

(i) the Corporations Act; or

(ii) any other applicable legislation; or

(iii) the Listing Rules; or

(iv) its constitution; or

(v) any legally binding requirement of ASIC or ASX; or

(vi) its obligations under the Debt Documentation.

(b) before Completion, vary any term of its constitution without the prior written consent of the Underwriter to the terms of the variation, such consent not to be unreasonably withheld;

(c) without the prior written consent of the Underwriter, at any time after the date of this agreement and before the expiration of 180 days after the Transfer Date, allot or agree to allot or indicate in any way that it may or will allot or agree to allot any shares or other securities that are convertible or exchangeable into equity, or that represent the right to receive equity, of ALH or any Subsidiary of ALH other than pursuant to an employee or executive share or option plan, a dividend reinvestment or a bonus share plan however described in the Prospectus;

(d) make any material public releases concerning the Offer without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, *except* that ALH may disclose such information without the prior consent of the Underwriter if and to the extent such disclosure is required by law, including the ASX Listing Rules, in which case it must notify the Underwriter as soon as practicable after such disclosure has been made.

7.3 Consultation

Each of the Company and ALH, and the Underwriter, will consult with the other with respect to material public releases concerning the Offer prior to Completion.

8 Fees and Costs

8.1 Underwriting commission and management fee

The Company must pay the Underwriter:

(a) A commitment, structuring and arranging fee of 1% of the enterprise value of ALH, being the net value of debt raised plus the product of the total number of Offer Securities and the Offer Price, less A$5 million; and

(b) An underwriting fee of 1.25% of the product of the Underwritten Price and the number of Underwritten Securities; and

(c) A broker firm fee of 0.75% of the product of the Underwritten Price and the number of Broker Firm Securities; and

(d) A selling and syndicate management fee of 1.75% of the product of the Institutional Offer Price and the total number of Offer Securities less the number of Broker Firm Securities; and

(e) A fee of 12.8% of the product of the total number of Offer Securities and the difference between the Institutional Offer Price and the Underwritten Price; and

(f) A fee equal to the product of the Retail Offer Price less the Institutional Floor Price and one half of the number of Offer Securities allocated firm to participating organisations of ASX for allocation to their Australian and New Zealand retail clients, and half of Offer Securities allocated firm by the Underwriter to a Related Body Corporate of it for allocation to its private clients,

payable by bank cheque on the Transfer Date.

If the Offer is withdrawn or otherwise does not proceed to Completion, other than due to the fraud, recklessness, wilful misconduct or negligence of the Underwriter, the Company must pay to the Underwriter by bank cheque on the earlier of the date the Offer is withdrawn and the Transfer Date:

(g) A commitment, structuring and arranging fee of 0.5% of the enterprise value of ALH, being the gross value of debt proposed to be raised in relation to the Offer plus the product of the total number of Offer Securities and the Underwritten Price; and

(h) The fees set out in paragraphs (b) and (c) of this clause 8.1.

8.2 Other Costs

The Company must pay, or reimburse the Underwriter:

(a) for all legal Costs that the Underwriter incurs in respect of the Offer:

(b) for any additional out of pocket expenses that the Underwriter incurs in respect of the Offer (including travel, airfares, accommodation. printing and preparing presentation materials expenses);

(c) any stamp duty payable in respect of this agreement or the Offer; and

(d) all reasonable Costs in respect of any review of the Prospectus undertaken by ASX, ASIC or any other regulatory body,

as soon as reasonably practicable after a request for payment or reimbursement (which itemises in sufficent detail the basis of the request for payment or reimbursement) is made by the Underwriter, whether or not the Underwriter has Terminated.

8.3 Set-off

The Underwriter may set-off all amounts payable under this clause 8 ("Fees and Costs") against any payment obligation owed by the Underwriter or its Related Bodies Corporate to the Company (including in relation to the subscription for Offer Securities).

9 Relief of Underwriter's obligations

9.1 Termination events

Subject to this clause 9 ("Relief of Underwriter's obligations"), the Underwriter may Terminate by notice to the Company at any time after the Underwriter becomes aware of the happening of any one or more of the following events:

(a) **(disclosures in Prospectus)** a statement contained in the Prospectus or the Offering Memorandum is misleading or deceptive (including, without limitation, misleading representations within the meaning of section 728(2)), or a matter required by the Corporations Act is omitted from the Prospectus (having regard to the provisions of sections 710, 711 and 716); or

(b) **(disclosures in Due Diligence Report)** the Due Diligence Report or any other information (including the Information Memorandum) supplied by or on behalf of the Company or ALH to the Underwriter in relation to the Group, ALH, or the Offer is misleading or deceptive; or

(c) **(material adverse change)** any adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of ALH and the Group (insofar as the position in relation to an entity in the Group affects the overall position of ALH), including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of ALH and the Group from those respectively disclosed in the Information Memorandum or to the Underwriter prior to the date of this agreement, *provided that*, the Underwriter shall have no right of Termination where any such change is disclosed in the Prospectus and in the Offering Memorandum and the form of the Prospectus has been agreed by the Underwriter as provided in clause 18.1; or

(d) **(new circumstance)** there occurs a new circumstance that has arisen since the Prospectus was lodged that would have been required to be included in the Prospectus if it had arisen before the Prospectus was lodged in relation to ALH or any entity in the Group (other than an allotment permitted under clause 7.2(c) ("Undertakings by ALH")), within the meaning of section 719; or

(e) **(market disruption)** there is a suspension or material limitation in trading in securities generally on ASX, the New York Stock Exchange and/or the London Stock Exchange; a suspension or material limitation in trading in the Company's securities on ASX; or a general moratorium on commercial banking activities in

Australia, New Zealand, New York, or London declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in any of those places; or

(f) **(market fall)** the S&P/ASX200 Index of ASX falls by an amount that is 10% or more of the level as at the close of trading on the date of this agreement, and remains at or below that level for a period of three consecutive Business Days or until the end of the Business Day before the Transfer Date; or

(g) **(change of law)** there is introduced or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of this agreement); or

(h) **(change in management)** a change in senior management or the board of directors of ALH occurs without the prior approval of Macquarie (such consent not to be unreasonably withheld or delayed); or

(i) **(indictable offence)** a director of ALH is charged with an indictable offence; or

(j) **(compliance with regulatory requirements)** a contravention by the Company or any entity in the Group or ALH of the Corporations Act, its constitution, or any of the Listing Rules in relation to ALH; or

(k) **(Prospectus to comply)** the Prospectus or any aspect of the Offer does not comply with the Corporations Act, the Listing Rules or any other applicable law or regulation; or

(l) **(Listing approvals)** approval is refused or approval is not granted which is unconditional or conditional only on customary listing conditions which would not, in the reasonable opinion of the Underwriter, have a material adverse effect on the success of the Offer to:

   (i) ALH's admission to the official list of ASX, or

   (ii) the official quotation of all of the Offer Securities on ASX,

   on or before the Listing Approval Date, or if granted, the approval is subsequently withdrawn, qualified or withheld; or

(m) **(notifications)** any of the following notifications are made:

   (i) ASIC issues an order under section 739;

   (ii) an application is made by ASIC for an order under Part 9.5 in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cwlth) in relation to the Prospectus;

   (iii) any person gives a notice under section 733(3) or any person who has previously consented to the inclusion of its name in the Prospectus (or any Supplementary Prospectus) or to be named in the Prospectus withdraws that consent; or

(iv) any person gives a notice under section 730 in relation to the Prospectus; or

(n) **(withdrawal)** the Company withdraws the Prospectus or the Offer; or

(o) **(default)** a default by the Company or ALH in the performance of any of their obligations under this agreement occurs; or

(p) **(warranties)** a warranty contained in this agreement on the part of the Company or ALH is not true or correct; or

(q) **(debt funding not available)** the Debt Documentation is not entered into, a provider of debt or other financial accommodation to ALH pursuant to the Debt Documentation terminates or cancels its commitment to provide that financial accommodation, or the availability period of that financial accommodation expires without it being provided, or a condition precedent to drawdown of any part of that financial accommodation is not satisfied or waived or becomes incapable of being satisfied, in each case on or prior to Completion; or

(r) **(Relationship Agreement and Lease Agreements not in place)** any of the Relationship Agreement or the Lease Agreements is not entered into, is terminated or cancelled, or a condition precedent to it is not satisfied or waived or becomes incapable of being satisfied, in each case on or prior to Completion.

9.2 Notice

A notice given under clause 2.2 ("Conditions not satisfied") or 9.1 ("Termination events") must specify the event or events in relation to which the notice is given.

9.3 Reasonableness

If an event referred to in clauses 9.1(a) ("disclosures in Prospectus"), 9.1(b) ("disclosures in Due Diligence Report"), 9.1(c) ("material adverse change"), 9.1(d) ("new circumstance"), 9.1(e) ("market disruption"), 9.1(g) ("change of law"), 9.1(h) ("change in management"), 9.1(i) ("indictable offence"), 9.1(j) ("Compliance with Regulatory Requirements"), 9.1(k) ("Prospectus to comply"), 9.1(o) ("default") or 9.1(p) ("warranties") occurs, the Underwriter may not Terminate unless it has reasonable and bona fide grounds to believe and does believe that the event has or is likely to have a materially adverse effect on the outcome of the Offer or could give rise to a material liability of the Underwriter under any law or regulation.

9.4 Termination

Without prejudice to its rights under this clause 9 ("Relief of Underwriter's obligations"), the Underwriter may (subject to clause 9.1(c) ("material adverse change")), at any time after becoming aware of the happening of any one or more of the events specified in clause 9.1 ("Termination events"), by notice in writing to the Company:

(a) advise the Company that it has become aware of the happening of the event and that in its view it is entitled to Terminate as a consequence of the event; and

(b) set out the grounds which have led the Underwriter to form that view and that as a consequence the Underwriter reserves the right to Terminate unless the event is remedied to the satisfaction of the Underwriter within a reasonable period

specified by the Underwriter, if capable of remedy, or the Underwriter determines that it is prepared to waive its rights in relation to that event.

Unless the event is so remedied or the Underwriter determines that it is prepared to waive its rights in relation to that event, the Underwriter may by notice in writing to the Company then Terminate without cost or liability to the Underwriter in accordance with the terms of this clause 9 ("Relief of Underwriter's obligations").

10 Over-allocation Option

10.1 Grant of Over-allocation Option

For the purposes of covering over-allocations which may be made in connection with the Institutional Offer, the Company grants to the Underwriter the Over-allocation Option.

10.2 Exercise of options

The Underwriter will be entitled on one or more occasions to exercise in whole or in part the Over-allocation Option by giving an exercise notice to the Company at any time from the Institutional Bookbuild Closing Time until the Over-Allocation Option Expiry Time.

10.3 Exercise notice

Each exercise notice will specify the number of Offer Securities purchased under that notice, and must be accompanied by payment of the Institutional Price for each such Offer Security. On receipt of the notice, the Company is bound as the seller and the Underwriter is bound as the buyer to complete the sale and purchase of Offer Securities in accordance with this clause 10 ("Over-allocation Option").

10.4 Transfer of Securities

Within one Business Day after receiving an exercise notice under clause 10.3, or in the case of an exercise notice received prior to 9.30 am on the Business Day prior to the Transfer Date, by the time settlement occurs on the Transfer Date the Company will transfer to the Underwriter (or its nominee or nominees) the number of Securities stated in the exercise notice and ALH will procure the registration of that person as holder of those Offer Securities.

11 Securities Lending Arrangement – Over-Allocation Option Securities

11.1 General

This clause provides for a facility for securities lending arrangements to enable over-allocations to be made in connection with the part of the Institutional Offer, that is represented by the Over-allocation Option Securities.

11.2 Loan Notice

The Underwriter may give the Company a Loan Notice at least one Business Day before the Transfer Date or at any other time as agreed between the Company and the Underwriter in respect of not more than, in aggregate, the lesser of:

(a) the total Over-allocation Option Securities; and

(b) the total number of Offer Securities over-allocated in the Institutional Offer.

11.3 Delivery of Securities

On the Delivery Date the Company must deliver to the Underwriter the number of Securities specified in its Loan Notice.

11.4 Restrictions on use of Securities

The Underwriter agrees to use the Loan solely for the purpose of covering over-allocations made in connection with the Institutional Offer.

11.5 Redelivery of Similar Parcel

If the Underwriter exercises the Over-allocation Option, it must, subject to clause 11.6, redeliver to the Company a number of borrowed Offer Securities equal to the number of Over-allocation Option Securities the subject of such exercise in sufficient time to enable the Company to use the relevant redelivered borrowed Offer Securities to satisfy its obligation to deliver Over-allocation Option Securities on such exercise. In any event, subject to clause 11.6, all of the borrowed Offer Securities must have been redelivered by no later than 5pm AEST on the fourth Business Day after the Over-Allocation Option Expiry Time.

11.6 Offset

If the Underwriter exercises its option under clause 10 ("Over-allocation Option") to purchase Over-allocation Option Securities from the Company, then the Underwriter may (in the relevant Over-allocation Option exercise notice) elect, subject to payment of the Institutional Offer Price under clause 10.3 ("Exercise notice") but otherwise in its absolute discretion, to offset all or part of its obligations to redeliver borrowed Offer Securities to the Company under clause 11.5, against the Company's obligation to deliver to the Underwriter Over-allocation Option Securities purchased on such exercise, in which case the Underwriter will be taken to have duly redelivered the borrowed Offer Securities and the Company will be taken to have duly delivered the relevant Over-allocation Option Securities on the date settlement of the purchase of the relevant Over-allocation Option Securities is required to occur.

11.7 No recall of Securities

The Company does not have the right to recall the borrowed Offer Securities at any time during the term of the Loan.

12 Escrow Arrangements

12.1 Company Option

As a result of the Company's obligation to make the Over-allocation Option Securities available under the Over-allocation Option, if the Over-allocation Option is not exercised fully, the Company will continue to hold some or all of the Over-allocation Option Securities.

The Company undertakes to the Underwriter that it will hold any retained Over-allocation Option Securities (the "**Escrow Securities**") in a distinguishable registered holding, and

that it will not dispose of the Escrow Securities until the Over-Allocation Expiry Time other than in accordance with the Over-allocation Option.

12.2 12 month lock-up

Following the Over-Allocation Expiry Time, the Company must not, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, at any time before the Escrow Expiry Date:

(a) sell, transfer or otherwise dispose of any Escrow Securities or any interest in Escrow Securities;

(b) do anything which would have substantially the economic effect of selling, transferring or otherwise disposing of any Escrow Securities or any interest in Escrow Securities or agree to do any of those things; or

(c) allow any of its Subsidiaries to do any of the foregoing,

provided that:

(d) nothing in the foregoing prevents the Company from selling, transferring or disposing of Escrow Securities to another entity that is directly or indirectly wholly owned by the Company and which has given escrow undertakings to the Underwriter equivalent, mutatis mutandis (including as regards this paragraph (d)), to those given by the Company in this clause 12 ("Escrow Arrangements"); and

(e) the relevant Underwriter agrees to consent to a sale, transfer or disposal pursuant to a takeover bid, scheme of arrangement or other reconstruction proposal where at least one of the following applies:

(1) the takeover bid, scheme of arrangement or other reconstruction proposal has been recommended by the Board of ALH;

(2) in the case of a takeover bid, offers under it are or have become unconditional and the bidder has a relevant interest in at least 50% of ordinary shares in ALH; or

(3) in the case of a scheme of arrangement or other reconstruction proposal, it has received all required approvals for implementation and, on implementation, will result in a person having a relevant interest in at least 50% of ordinary shares in ALH.

13 Indemnities

13.1 Indemnity

The Company and ALH unconditionally and irrevocably undertake to indemnify the Indemnified Parties against all Losses incurred directly or indirectly (excluding Costs covered by clause 8.2 ("Other Costs")) as a result of:

(a) any statement in the Offer Documents or the Public Information being misleading or deceptive (including, without limitation, misleading representations within the meaning of section 728(2)) or containing an omission;

(b) any of the representations and warranties by the Company or ALH contained in this agreement not being true and correct;

(c) the distribution of the Offer Documents and the making of the Offer; and

(d) any advertising or publicity of the Offer issued with the knowledge and consent of the Company or ALH.

13.2 Limited indemnity

The indemnity in clause 13.1 ("Indemnity") does not extend to and is not to be taken to be an indemnity against any Losses of an Indemnified Party if those Losses result from any fraud, recklessness, wilful misconduct or negligence of that Indemnified Party.

13.3 Release

The Company and ALH agrees that no Claim may be made by them against the Indemnified Parties, and the Company and ALH unconditionally and irrevocably release and discharge each Indemnified Party, from any Claim that may be made by them to recover from the Indemnified Parties any Losses suffered or incurred by the Company or ALH arising directly or indirectly as a result of the participation of that Indemnified Party in the preparation of the Offer Documents or in relation to the making of the Offer, except in relation to matters where those Losses result from any fraud, recklessness, wilful misconduct or negligence of that Indemnified Party.

13.4 Notice of potential action

(a) **(notice)** If any of the Indemnified Parties receives notice of any act, matter or thing which in the opinion of the Indemnified Party will give rise to an action or proceeding against any of them in relation to which the Company and ALH would be required to indemnify any of them under clause 13.1 ("Indemnity"), then the relevant person must notify the Company and ALH giving full details so far as is practicable within 20 Business Days of it forming that opinion.

(b) **(failure to notify)** Failure on the part of an Indemnified Party to notify the Company and ALH in accordance with clause 13.4(a) will not release the Company or ALH from any obligation or liability which it may have pursuant to this agreement except that such liability will be reduced in relation to that Indemnified Party to the extent to which the Company or ALH has suffered damage or loss or the amount the subject of the indemnity under clause 13.1 ("Indemnity") has increased as a result of the failure to so notify.

13.5 Conduct of proceedings

The Company is, subject to clause 13.7 ("Further indemnity"), entitled to defend or to institute legal or other proceedings of the type referred to in clause 13.4 ("Notice of potential action") in the name of any of the Indemnified Parties and to have those proceedings conducted under the sole management and control of the Company provided that:

(a) the Company diligently pursues or defends any such proceedings;

(b) the Indemnified Party has the right to information, consultation and representation concerning the development and defence of any litigation or threatened litigation; and

(c) no admission of liability or compromise whatsoever in connection with the claim or action may take place without the appropriate Indemnified Party's prior written consent (such consent not to be unreasonably withheld).

13.6 Obligations of Indemnified Party

Each Indemnified Party, subject only to clause 13.7 ("Further indemnity"), is required, and the Underwriter must take reasonable steps to cause the Indemnified Parties:

(a) promptly to take such reasonable action as the Company requests to avoid, dispute, resist, appeal, compromise or defend the Claim or any adjudication in respect of it;

(b) not to settle or compromise any Claim without the prior written consent of the Company;

(c) promptly to give all reasonable assistance and co-operation to the Company in the conduct of any Claim, including providing the Company with any documents in their possession and signing all documents, authorities and directions which the Company may reasonably require for the prosecution or advancement of any legal or other proceedings; and

(d) to do anything reasonably necessary or desirable to ensure that the Company is subrogated to and enjoys the benefit of the rights of the Indemnified Parties in relation to any cross claim and to render such assistance as may be reasonably requested by the Company for that purpose,

and, subject to clause 13.7 ("Further indemnity"), the indemnity in clause 13.1 ("Indemnity") will not extend to an Indemnified Party if that Indemnified Party fails to comply with the terms of this clause 13.6.

An Indemnified Party is under no obligation to take or refrain from taking action under this clause 13.6 if to do so would in the reasonable opinion of the Indemnified Party, lead to a risk of material damage to its reputation or standing.

13.7 Further Indemnity

The Indemnified Parties are under no obligation under clause 13.6 ("Obligations of Indemnified Party"), nor are the terms of clause 13.5 ("Conduct of proceedings") to apply, unless, at the time at which the Company requests any of the Indemnified Parties to take any action, the Company irrevocably and unconditionally agrees in a form acceptable to the Indemnified Party, acting reasonably, to indemnify those Indemnified Parties against all Costs incurred by or awarded against the Indemnified Parties in taking the action required, as and when they fall due, including legal costs and disbursements of their lawyers on a full indemnity basis and the cost of any involvement of any officers of the Underwriter at normal commercial rates.

13.8 Contractual contribution

If for any reason the indemnities contained in this clause 13 ("Indemnities") are unavailable or insufficient to fully indemnify any Indemnified Party against any Loss against which the Indemnified Party is stated to be indemnified under this clause 13 (other than as a result of the operation of clause 13.2 ("Limited indemnity")), then the Company and ALH agree to contribute to the relevant Loss in accordance with this clause 13.8 to clause 13.12 ("Reimbursement by Indemnified Party"), in all cases to the maximum extent allowable by law.

13.9 Proportional contribution

The respective proportional contribution of the Company and ALH, and the Indemnified Parties, in relation to the relevant Loss will be as agreed by the Company and ALH, and the Indemnified Parties (and failing agreement as determined by a court of competent jurisdiction) having regard to the participation in, instigation of or other involvement of the Company and ALH on the one hand (in relation to the proportional contribution of the Company and ALH) and the Indemnified Parties on the other hand (in relation to the proportional contribution of the Indemnified Parties) in the act complained of. Without limiting the generality of this clause 13.9, regard must be had to the Indemnified Parties and the Company's and ALH's relative intent, knowledge, access to information and opportunity to correct any untrue statement or omission.

13.10 Reimbursement by Company

If an Indemnified Party pays an amount in relation to a Loss where it is entitled to contribution from the Company and ALH under this clause 13 ("Indemnities") the Company and ALH agree promptly to reimburse the Indemnified Party for that amount.

13.11 Reimbursement by Indemnified Party

If the Company or ALH pays an amount in relation to a Loss where it is entitled to contribution from the Indemnified Parties under this clause 13 ("Indemnities") the Indemnified Parties must promptly reimburse the Company or ALH for that amount.

14 Goods and services tax (GST)

14.1 Amounts exclusive of GST

Unless otherwise expressly stated, all amounts or consideration to be provided under or in accordance with this agreement are expressed exclusive of GST.

14.2 Supply subject to GST

If the Underwriter is or becomes liable to pay an amount of GST in respect of any supply under or in connection with this agreement (including, without limitation, the supply of any Services), then, in addition to any fee or other amount or consideration payable to the Underwriter in respect of the supply, the Underwriter is entitled to be paid an additional amount on account of the additional GST equal to the additional GST that the Underwriter has become liable to pay in respect of the services, and the Underwriter will produce a valid tax invoice.

15 Notices

15.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be in writing, signed by an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

15.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

15.3 When effective

They take effect from the time they are received unless a later time is specified.

15.4 Receipt - post

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

15.5 Receipt - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

16 General

16.1 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

16.2 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

16.3 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising a right or remedy under this agreement.

16.4 Conflict of interest

The parties' rights and remedies under this agreement may be exercised even if this involves a conflict of duty or a party has a personal interest in their exercise.

16.5 Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

16.6 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

16.7 Indemnities and warranties

Each warranty and indemnity in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

16.8 Further assurances

Each party agrees, at its own expense, on the request of the other parties, to do everything reasonably necessary to give effect to this agreement and the transactions contemplated by it, including, but not limited to, the execution of documents.

16.9 Enforceability

For the purpose of this agreement, the Underwriter is taken to be acting as agent and trustee on behalf of and for the benefit of all Indemnified Parties and all of those persons are to this extent taken to be parties to this agreement.

16.10 Amendment

This agreement may be amended by the Underwriter, the Company and ALH (including in a manner that adversely affects the interests of the Indemnified Parties) without obtaining the consent of the Indemnified Parties.

16.11 Severability

If the whole or any part of a provision of this agreement is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this agreement has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this agreement or is contrary to public policy.

16.12 Assignment

The rights and obligations of each party under this agreement cannot be assigned without the prior written consent of the other which consent can be unreasonably withheld.

16.13 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the agreement.

16.14 Governing law

This agreement and the transactions contemplated by this agreement are governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.

17 Limitation of liability

(a) Notwithstanding any other provision of this agreement, the Company and ALH agree that the maximum aggregate amount:

(i) to be paid by the Underwriter or its related bodies corporate for the subscription or purchase of any securities or financial products, or any other obligation of the Underwriter or its Related Bodies Corporate, under:

(A) this agreement (including the obligation to subscribe for or purchase Shortfall Securities under clause 4.2); and

(B) each commitment, underwriting, or sub - underwriting letter in relation to the Offer or the proposed Australian Leisure & Hospitality Property Trust; and

(C) any other agreement in relation to the establishment and capitalisation of ALH and the proposed Australian Leisure & Hospitality Property Trust as described in the Information Memorandum or the Prospectus,

(ii) the Company and ALH collectively may recover from the Underwriter or its Related Bodies Corporate under or in relation to:

(A) this agreement: and

(B) each commitment, underwriting, or sub - underwriting letter in relation to the Offer or the proposed Australian Leisure & Hospitality Property Trust; and

(C) any other agreement in relation to the establishment and capitalisation of ALH and the proposed Australian Leisure & Hospitality Property Trust as described in the Information Memorandum or the Prospectus,

in respect of all Claims,

on any account, however arising, is limited to $550 million in total.

(b) In no circumstances will the Underwriter be liable to the Company or ALH for any indirect, consequential, or economic loss or loss of profits, however arising.

(c) The Company and ALH agree to the inclusion of the same provisions set out in (a) and (b) above in any commitment, underwriting or sub-underwriting or other agreement in relation to the Offer or the establishment and capitalisation of ALH and the proposed Australian Leisure & Hospitality Property Trust.

18 Interpretation

18.1 Definitions

The following words have these meanings in this agreement unless the contrary intention appears.

Affiliate, with respect to a specified person, means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Application Form means the application form accompanying the Prospectus or any Supplementary Prospectus in relation to the Offer.

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

Authorised Officer means a person appointed by a party to act as an Authorised Officer for the purposes of this agreement.

Broker Firm Securities means Offer Securities allocated on a firm basis by the Underwriter to participating organisations of ASX for allocation to their Australian and New Zealand retail clients to raise A$210 million.

Business Day means a day on which:

(a) ASX is open for trading in securities; and

(b) banks are open for general banking business in the Business Day place set out in the Details.

CHESS Rules means the SCH Business Rules and the provisions of the Corporations Act and Listing Rules concerning the electronic share registration and transfer system as and to the extent that they apply to the Company.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise.

Closing Certificate means a certificate signed by two directors of the Company and ALH which certifies to the Underwriter as at the date of the Closing Certificate that to the best of those directors' knowledge and information after due enquiry, other than as disclosed in the Closing Certificate:

(a) Each of the Company and ALH has complied with all obligations on its part to be performed:

  (i) under this agreement; and

  (ii) in respect of the Offer under statute or otherwise;

(b) none of the events set out in clause 9.1 ("Termination events") has occurred; and

(c) the warranties set out in clause 6.1 ("Representations and warranties by the Company and ALH") and, for the Company, in clause 6.2 ("Representations and warranties by the Company") are true and correct.

Closing Date means the Closing Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Completion will occur when all of the Offer Securities have been transferred by the Company in accordance with the Offer.

Corporations Act means the Corporations Act 2001 (Cwlth).

Costs means any costs, charges or expenses.

Debt Documentation means the loan agreement with a reputable financial institution and otherwise for the amount and in substantially the form disclosed in the Information Memorandum or otherwise to the Underwriter prior to the date of this agreement or agreed to by the Underwriter.

Delivery Date means, in relation to a Loan, the date specified as such in the Loan Notice, which must, unless otherwise agreed between the Company and the Underwriter, be the Transfer Date.

Despatch Date means the Despatch Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Details means the section of this agreement headed "Details".

Due Diligence Committee means the committee formed by the Company and ALH in connection with the Offer pursuant to clause 5.2 ("Due Diligence Committee").

Due Diligence Investigations means the activities referred to in clause 5.1 ("Company's responsibilities").

Due Diligence Report means the report of the Due Diligence Committee to the directors of the Company, including all supporting documents and other work papers to which the Underwriter is given access for the purpose of the Due Diligence Investigations.

Dollars and **$** means the lawful currency of Australia.

Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, Claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect.

Escrow Expiry Date means the Escrow Expiry Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Group means the Company and each Related Body Corporate of the Company.

GST has the same meaning as in the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (Cwlth) and any other Act or regulation relating to the imposition or administration of GST.

Indemnified Parties means the Underwriter, its Related Bodies Corporate and their officers, employees, and Affiliates and each person, if any, who controls the Underwriter within the

meaning of Section 15 of the Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended.

Information Memorandum means the memorandum provided by the Company to the Underwriter before the date of this agreement for distribution in accordance with clause 3.2 (Support and access") forming Schedule 2 to this agreement.

Institutional Bookbuild Closing Time means the Institutional Bookbuild Closing Time referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Institutional Bookbuild Opening Time means the Institutional Bookbuild Opening Time referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Institutional Floor Price means A$2.00 per Offer Security.

Institutional Offer means that part of the Offer which consists of:

(a) an offer to professional and sophisticated investors in Australia under section 708 of the Corporations Act;

(b) a private placement to QIBs in the United States; and

(c) an offer outside the United States and Australia, pursuant to Regulation S under the Securities Act, to institutional investors to whom and in jurisdictions where the Institutional Shares may lawfully be offered for sale without registration, lodgment or other formality or breach of the laws of that jurisdiction.

Institutional Offer Price means the price determined by the Underwriter, after consultation with the Company, acting reasonably and in good faith and having regard to the outcome of a bookbuild process to be conducted and completed by the Underwriter in relation to the Institutional Offer, the prospects of success of the Offer and the stability of the market for the Offer Securities after completion of the Offer, provided that the Institutional Offer Price may not be less than the Institutional Floor Price.

Institutional Offer Securities means the Offer Securities allocated under the Institutional Offer pursuant to the bookbuild to determine the Institutional Offer Price.

Lease Agreements means the lease agreements in substantially the form described in the Information Memorandum and otherwise as disclosed to the Underwriter prior to the date of this agreement or as agreed by the Underwriter.

Listing Approval Date means the Listing Approval Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Listing Rules means the Listing Rules of ASX, except as waived or modified from time to time.

Loan means the loan of Securities from the Company to the Underwriter, which arises under clause 11.

Loan Notice means a notice in writing from the Underwriter, to the Company for the Loan specifying:

(a) the number of Offer Securities to be delivered;

(b) the Delivery Date; and

(c) the anticipated Redelivery Date.

Lodgment Date means the date the prospectus is to be lodged by the Company with ASIC and ASX referred to in the Timetable.

Losses means all Claims, demands, damages, losses, costs, expenses and liabilities.

Material Adverse Effect means, individually or in the aggregate, a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company or ALH and its subsidiaries taken as a whole, or on a decision whether or not to invest in Offer Securities.

Offer means the initial public offering of Offer Securities in ALH by the Company under the Prospectus.

Offer Documents means the documents issued or published by or on behalf of the Company in respect of the Offer, including the Information Memorandum, the Prospectus, any Application Form, any Supplementary Prospectus and the Offering Memorandum.

Offer Price means:

(a) in relation to Offer Securities allocated on a firm basis by the Underwriter to or at the direction of institutional investors who have entered into agreements with the Underwriter to also sub-underwrite that number of Offer Securities at the Institutional Floor Price – the Institutional Floor Price; and

(b) in relation to all other Institutional Offer Securities – the Institutional Offer Price; and

(c) in relation to the Retail Offer Securities – the Retail Offer Price.

Offer Securities means the number of ordinary shares in the capital of ALH proposed to be sold under the Offer to raise A$705 million (including the Over-allocation Option Securities), and includes the Institutional Offer Securities and the Retail Offer Securities.

Offering Memorandum means the confidential institutional offering memorandum to be dated as of the date of the Prospectus, including any documents attached thereto and any supplement or amendment to it, prepared in connection with the offer of Offer Securities to QIBs in reliance on exemptions from the Securities Act and to institutional investors outside the United States in reliance on Regulation S under the Securities Act.

Opening Date means the Opening Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Over-allocation Option means an option to purchase up to a number of Offer Securities equal to the Over-allocation Option Securities at the Institutional Price per Share and otherwise on the terms and conditions set out in this agreement.

Over-allocation Option Expiry Time means the Over-allocation Option Expiry Time referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Over-allocation Option Securities means 10% of the Offer Securities.

Prospectus means the document to be lodged with ASIC by the Company under section 718 in relation to the Offer in a form agreed by the Underwriter and, for the purposes of clauses 5 ("Due

Diligence Investigations"), 6 ("Representations and warranties by the Company") and 7 ("Undertakings by the Company") includes any Supplementary Prospectus.

Public Information means public and other media statements made by or on behalf of the Company in relation to the affairs of the Company or the Offer.

QIB means a Qualified Institutional Buyer as defined in Rule 144A under the Securities Act.

Redelivery Date means any date on which Borrowed Securities are required to be redelivered under clause 11.5.

Related Body Corporate has the meaning given by section 50.

Relationship Agreement means the relationship agreement in substantially the form described in the Information Memorandum and otherwise disclosed to the Underwriter prior to the date of this agreement or as agreed by the Underwriter.

Retail Offer means the offer of Offer Securities which consists of:

(a) a priority offer to Australian and New Zealand resident shareholders in the Company;

(b) a priority offer to Australian and New Zealand resident eligible employees of ALH;

(c) a broker firm offer open to Australian and New Zealand resident retail investors who have received a firm allocation of Offer Securities from their stockbroker; and

(d) a general public offer to Australian and New Zealand resident retail investor,

in each case as described in the Prospectus.

Retail Offer Price means the higher of the Institutional Offer Price less 3% rounded up to the nearest whole cent (or such other percentage or discount agreed in writing between the Company and the Underwriter) and the Institutional Floor Price.

Securities Act means the United States Securities Act of 1933, as amended.

Services means goods, services, rights, benefits or things.

SCH means ASX Settlement and Transfer Corporation Pty Limited.

SCH Business Rules means the Business Rules made by SCH.

Shortfall Notice means a notice from the Company to the Underwriter specifying the number of Shortfall Securities.

Shortfall Notification Date means the shortfall notification date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Shortfall Securities means the number of Underwritten Securities for which Valid Applications have not been received in accordance with the terms of this agreement.

Statement Despatch Date means the Statement Despatch Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Subsidiary has the meaning given by section 46.

Supplementary Prospectus means any supplementary or replacement prospectus to the Prospectus required to be lodged with ASIC under section 719 in connection with the Offer.

Terminate means the termination by the Underwriter of all further obligations of the Underwriter under this agreement as set out under clause 2.2 ("Conditions not satisfied") or clause 9.1 ("Termination events") (including the obligation to subscribe for the Shortfall Securities under clause 4.2 ("Valid Applications to be lodged")).

Timetable means the Timetable set out in schedule 1 ("Timetable") as it may be varied under clause 3.1 ("Timetable").

Transfer Date means the Transfer Date referred to in the Timetable as it may be varied under clause 3.1 ("Timetable").

Underwritten Price means the Institutional Floor Price per Offer Security.

Underwritten Securities means 90% of the Offer Securities to raise A$634.5 million.

Valid Application means a duly completed Application Form lodged with the Company or its share registrar with payment of the Offer Price in full and cleared funds for each of the Offer Securities in respect of which application is made, except that any application made or procured by the Underwriter will be a Valid Application if payment is proposed to be made in immediately available funds in accordance with clause 3.10 ("Settlement").

18.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) **(variations or replacement)** a document (including this agreement) includes any variation or replacement of it;

(b) **(clauses, annexures and schedules)** a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c) **(reference to statutes)** a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) **(Corporations Act)** a reference to a section, Part or Division is a reference to a section, Part or Division of the Corporations Act;

(e) **(singular includes plural)** the singular includes the plural and vice versa;

(f) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(g) **(executors, administrators, successors)** a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novating) and assigns;

(h) **(two or more persons)** an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **(jointly and severally)** an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(j) **(reference to a group of persons)** a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(k) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(l) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(m) **(reference to a day)** a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(n) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitations, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind; and

(o) **(time of day)** time is a reference to time in the Business Day place.

18.3 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Schedule 1 – Timetable

Event	Date
Lodgment Date - Prospectus lodged with ASIC.	No later than 15 September 2003(T)
Despatch Date - Prospectus despatched to potential investors.	T+8
Opening Date - last day for Offer to commence (clause 2.1(a) ("Conditional obligation of Underwriter")).	T+9
Listing Approval Date - ASX approval deadline (clause 2.1(b) ("Conditional obligation of Underwriter") and 9.1(k) ("Listing approvals")).	T+32
Closing Date - date on which the Offer closes (clause 3.5 ("Valid Applications")).	T+23
Institutional Bookbuild Opening Time - the time the institutional bookbuild opens.	T+26
Institutional Bookbuild Closing Time - the time the institutional bookbuild closes.	T+28
Shortfall Notification Date - last date on which Shortfall Notice is to be given (clause 4.1 ("Shortfall Notice and Closing Certificate")).	T+29
Transfer Date - last day for transfer of Offer Securities (clause 3.6 ("Transfer")).	T+33
Statement Despatch Date - last day for uncertificated shareholding statements or certificates to be despatched in respect of the Offer Securities for which Valid Applications have been accepted.	T+38
Over-allocation Option Expiry Time – Last time for exercise of Over-allocation Option (clause 10 ("Over-allocation Option")	T+55
Escrow Expiry Date – Expiry of Escrow restrictions (clause 12 ("Escrow arrangements"))	T+33+1 year

Notes: References in this Timetable to numbers are to numbers of Business Days unless otherwise specified. The dates referred to above can be varied under clause 3.1 ("Timetable").

Schedule 2 – Selling restrictions

In connection with the offer and sale of Offer Securities outside the United States:

(i) United Kingdom

It has not offered or sold and, prior to the expiry of a period of six months from the date on which dealings in the Offer Securities commence on the ASX, will not offer or sell, any of the Offer Securities to any persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended; and it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Offer Securities in circumstances in which section 21(1) of the FSMA does not apply to ALH or the Company.

(ii) Singapore

It acknowledges that the Offering Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act 2001 (Act 42 of 2001) of Singapore (the "Securities and Futures Act") and the Offer Securities are offered by the Company and ALH pursuant to exemptions invoked under Section 274 and Section 275 of the Securities and Futures Act, and the Offer Securities may not be offered or sold or made the subject of an invitation for subscription or purchase, nor may the Offering Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Offer Securities to be circulated or distributed, whether directly or indirectly, to the pubic or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (ii) to a sophisticated investor and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the Securities and Futures Act.

(iii) Japan

It acknowledges that the Offer Securities have not been and will not be registered under the Securities and Exchange Law of Japan, and it has not offered or sold, and will not offer or sell, directly or indirectly, any of the Offer Securities in Japan, or to or for the account or benefit of, any resident of Japan, or to or for the account or benefit of, any persons for re-offering or resale, directly or indirectly, in Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

(iv) Hong Kong

It has not offered and will not offer or sell in Hong Kong, by means of any document, any Offer Securities other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, under circumstances which do not constitute an offer to the public

within the meaning of the Companies Ordinance (CAP 32) of Hong Kong, nor will it issue or authorize anyone to issue or have in its possession any invitation or advertisement relating to the Offer Securities in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to Offer Securities which are intended to be disposed of to persons outside Hong Kong or be disposed of in Hong Kong only to person whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent) or in circumstances which do not constitute an invitation to the public to acquire shares.

(v) **Other jurisdictions**

It has not offered and will not offer or sell Offer Securities in any jurisdiction other than those expressly referred to in this agreement except to persons to whom such offer, sale or distribution is permitted under applicable laws and regulations.

Underwriting Agreement
Signing page

DATED: 12 August 2003

SIGNED by Wayne Kent as attorney for **MACQUARIE EQUITY CAPITAL MARKETS LIMITED** under power of attorney dated 11/8/2003 in the presence of:

....
Signature of witness

ADAM VISE
Name of witness (block letters)

....

By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney.

EXECUTED by **Foster's Group Limited** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

....
Signature of director

F. J. KUNKEL
Name of director (block letters)

....
Signature of ~~director~~ Secretary

PETER A. BOBEFF
Name of director

EXECUTED by **ALH Group Pty Ltd** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

....
Signature of director

Vincent T Chin
Name of director (block letters)

....
Signature of director

GEOFFREY D. RANKIN
Name of director